UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

AMERICA’S CAR-MART, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03062T105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1

CUSIP No. 03062T105	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William H. Henderson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 406,734(1)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 406,734(1)
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,734(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.93%(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes 329,000 shares which Mr. Henderson has the right to acquire within 60 days of the date of this report upon exercise of outstanding stock options, 1,874 shares held in the Issuer’s Employee Stock Purchase Plan and 750 shares held as custodian for minor children.

(2)

Based on 7,919,940 shares of common stock outstanding as of December 31, 2016, plus 329,000 shares of common stock subject to stock options held by the Mr. Henderson that are exercisable within 60 days of the date of this report.

CUSIP No. 03062T105	13G	Page 3 of 5 Pages

ITEM 1.	(a)	Name of Issuer:

America’s Car-Mart, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

802 Southeast Plaza Avenue, Suite 200
Bentonville, Arkansas 72712

ITEM 2.	(a)	Name of Person Filing:

William H. Henderson

	(b)	Address of Principal Business Office or, if None, Residence:

802 Southeast Plaza Avenue, Suite 200
Bentonville, Arkansas 72712

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP Number:

03062T105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[_] Broker or dealer registered under Section 15 of the Act.
	(b)	[_] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	[_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	[_] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[_] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	[_] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 03062T105	13G	Page 4 of 5 Pages

ITEM 4.	OWNERSHIP.

	(a)	Amount Beneficially owned:

406,734(1)

	(b)	Percent of class:

4.93%(2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

406,734(1)

(ii) Shared power to vote or to direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

406,734(1)

(iv) Shared power to dispose or to direct the disposition of:

None

(1)	Includes 329,000 shares which Mr. Henderson has the right to acquire within 60 days of the date of this report upon exercise of outstanding stock options, 1,874 shares held in the Issuer’s Employee Stock Purchase Plan and 750 shares held as custodian for minor children.

(2)	Based on 7,919,940 shares of common stock outstanding as of December 31, 2016, plus 329,000 shares of common stock subject to stock options held by the Mr. Henderson that are exercisable within 60 days of the date of this report.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No. 03062T105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

/s/ William H. Henderson

William H. Henderson